SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

GENER8 MARITIME, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y268891081

(CUSIP Number)

Eric M. Albert

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-5647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The Common Stock has no CUSIP number. The CINS number for the Ordinary Shares is Y26889108.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,904
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock (as defined in Item 1) outstanding as of November 3, 2017, as reported on Form 10-Q (as defined in Item 5).

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,324,887
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,324,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,324,887
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 332,991
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 332,991
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,991
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Guadalupe Peak Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 332,991
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 332,991
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,991
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Credit Opportunities GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,179,786
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,179,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,179,786
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Credit Opportunities Master Fund I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,179,786
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,179,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,179,786
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Distressed GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Distressed Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Strategic Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,264
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,264
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Strategic Credit Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,264
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,264
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 405,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 405,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 405,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 405,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Timberline Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 928,882
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 928,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 928,882
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Summit Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,020
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Summit Trading L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,020
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,589,135
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,589,135
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,135
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,589,135
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,589,135
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,135
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 82,988,946 shares of Common Stock outstanding as of November 3, 2017, as reported on Form 10-Q.

CUSIP No. Y26889108

Item 1. Security of the Issuer.

This Amendment No. 1 amends the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on July 2, 2015 (the “Schedule 13D”), relating to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Gener8 Maritime, Inc., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive office is located at 299 Park Avenue, 2nd Floor, New York, New York 10171. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2. Identity and Background.

Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby deleted and replaced with the following:

(a-c) This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership (“BMGP”), with respect to the Common Stock directly owned by it;

(ii)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“BMGP GP”), with respect to the Common Stock directly owned by BMGP;

(iii)	BlueMountain Credit Opportunities Master Fund I, L.P., a Cayman Islands exempted limited partnership (“BMCO”), with respect to the Common Stock directly owned by it;

(iv)	BlueMountain Credit Opportunities GP I, LLC, a Delaware limited liability company (“BMCO GP”), with respect to the Common Stock directly owned by BMCO;

(v)	BlueMountain Distressed Master Fund L.P., a Cayman Islands exempted limited partnership (“BMD”), with respect to the Common Stock directly owned by it;

(vi)	BlueMountain Distressed GP, LLC, a Delaware limited liability company (“BMD GP”), with respect to the Common Stock directly owned by BMD;

(vii)	BlueMountain Strategic Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“BMSC”), with respect to the Common Stock directly owned by it;

(viii)	BlueMountain Strategic Credit GP, LLC, a Delaware limited liability company (“BMSC GP”), with respect to the Common Stock directly owned by BMSC;

(ix)	BlueMountain Kicking Horse Fund, L.P., a Cayman Islands exempted limited partnership (“BMKH”), with respect to the Common Stock directly owned by it;

(x)	BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“BMKH GP”), with respect to the Common Stock directly owned by BMKH;

(xi)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“BMT”), with respect to the Common Stock directly owned by it;

(xii)	BlueMountain Summit Trading L.P., a Delaware limited partnership (“BMST” and, together with BMGP, BMCO, BMD, BMSC and BMKH, the “Partnerships”), with respect to the Common Stock directly owned by it;

(xiii)	BlueMountain Summit Opportunities GP II, LLC, a Delaware limited liability company (“BMST GP” and, together with BMGP GP, BMCO GP, BMD GP, BMSC GP and BMKH GP, the “General Partners”), with respect to the Common Stock directly owned by BMST;

(xiv)	BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable share capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg (“BMM” and, together with the Partnerships and BMT, the “BlueMountain Funds”), with respect to the Common Stock directly owned by it;

(xv)	BlueMountain Montenvers GP S.à r.l., a private limited company incorporated under the laws of Luxembourg (“BMM GP”), with respect to the Common Stock directly owned by BMM;

CUSIP No. Y26889108

(xvi)	BlueMountain GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”), which serves as the sole owner of each of the General Partners, with respect to the Common Stock directly owned by each of the Partnerships; and

(xvii)	BlueMountain Capital Management, LLC, a Delaware limited liability company (“BMCM” or the “Investment Manager”), which is the beneficial owner of 3,069,447 shares of Common Stock, serves as investment manager to the BlueMountain Funds and has investment discretion with respect to the Common Stock directly owned by the BlueMountain Funds.

The principal business of: (i) each of the BlueMountain Funds is to serve as a private investment fund; (ii) each of the General Partners and BMM GP is to serve as the general partner of the Partnerships and BMM, respectively; (iii) GP Holdings is to serve as the sole owner of each of the General Partners; and (iv) the Investment Manager is to serve as the sole owner of BMM GP and to serve as investment manager to, and to make investment decisions on behalf of, the BlueMountain Funds.

The executive officers, directors and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Chief Investment Officer of the Investment Manager; Chief Executive Officer and Chief Investment Officer of GP Holdings; Director of BMT; Manager of BMGP GP; Manager of BMCO GP; Manager of BMD GP; Manager of BMKH GP; Manager of BMST GP

Michael Liberman	Co-President and Chief Operating Officer of the Investment Manager; Co-President and Chief Operating Officer of GP Holdings

Stephen Siderow	Co-President of the Investment Manager; Co-President of GP Holdings

Paul Friedman	Manager of BMM GP

Alan Gerstein	Director of BMT; Manager of BMGP GP; Manager of BMCO GP; Manager of BMD GP; Manager of BMM GP; Manager of BMKH GP; Manager of BMST GP

Elizabeth Gile	Manager of BMGP GP; Manager of BMCO GP; Manager of BMD GP; Manager of BMKH GP; Manager of BMST GP

Todd Groome	Manager of BMM GP

Gary Linford	Manager of BMGP GP; Manager of BMCO GP; Manager of BMD GP; Manager of BMKH GP; Manager of BMST GP

Mark Shapiro	Director of BMT; Manager of BMGP GP; Manager of BMCO GP; Manager of BMD GP; Manager of BMKH GP; Manager of BMST GP; Manager of BMM GP

Elli Stevens	Manager of BMM GP

The business address of each BlueMountain Fund (other than BMGP, BMST and BMM) is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The business address of BMGP, BMST, each General Partner, GP Holdings, the Investment Manager, Mr. Feldstein, Mr. Liberman, Mr. Siderow, Mr. Friedman, Mr. Gerstein, Ms. Gile and Mr. Shapiro is 280 Park Avenue, 12th Floor, New York, New York 10017. The business address of Mr. Groome and Mr. Linford is c/o HighWater, Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, P.O. Box 30599, KY1-1203, Grand Cayman, Cayman Islands. The business address of each of BMM, BMM GP and Ms. Stevens is 6D, Route de Treves, L-2633 Seningerberg, Luxembourg B176.316.

(f) Mr. Feldstein, Mr. Liberman, Mr. Siderow, Mr. Friedman, Mr. Gerstein, Ms. Gile, Mr. Groome and Mr. Shapiro are U.S. citizens. Mr. Linford is a South African citizen. Ms. Stevens is a British citizen.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby deleted and replaced with the following:

(i) The BlueMountain Funds and Blue Mountain Credit Alternatives Master Fund L.P. (“BMCA”) acquired 3,786,972 shares of Common Stock with $71,034,897 of working capital set aside for the general purpose of investing.

CUSIP No. Y26889108

(ii) Pursuant to the Agreement and Plan of Merger dated as of February 24, 2015 (a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference), the Issuer consummated its merger (the “Merger”) with Navig8 Crude Tankers, Inc. (“Navig8”) and former Navig8 shareholders, including the BlueMountain Funds and BMCA, received 0.8947 shares of Common Stock for each share of Navig8 common stock held prior to the Merger. The BlueMountain Funds and BMCA held 4,444,444 shares of Navig8 common stock prior to the Merger, which shares were acquired with $61,266,046 of working capital set aside for the general purpose of investing.

(iii) Pursuant to the Equity Purchase Agreement dated as of February 24, 2015 (a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference), the BlueMountain Funds and BMCA received 79,491 shares of Common Stock from the Issuer as a commitment premium upon the closing of the Merger as consideration for their purchase commitments.:

(iv) Pursuant to an internal restructuring, BMCM acquired beneficial ownership of 3,069,447 shares of Common Stock from BMCA on July 1, 2017.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby deleted and replaced with the following:

(a-b) All percentages set forth in this Schedule 13D are based on the 82,988,946 shares of Common Stock of the Issuer, outstanding as of November 3, 2017, as reported on the Issuer’s Form 10-Q filed with the SEC on November 9, 2017 (“Form 10-Q”). The information set forth in Rows 7-13 of each Cover Page of this Schedule 13D is hereby incorporated herein by reference.

Each of the General Partners, BMM GP and GP Holdings expressly declares that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing. BMCM expressly declares that this filing shall not be construed as an admission that it is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the securities owned by the BlueMountain Funds.

None of the Reporting Persons beneficially own any other shares of Common Stock.

(c) During the last 60 days, no transactions in the Common Stock were effected by any of the Reporting Persons.

(e) Each of BMCA and Blue Mountain CA Master Fund GP, Ltd. ceased to be the beneficial owner of more than five percent of Common Stock on July 1, 2017.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby deleted and replaced with the following:

Except for the BlueMountain Funds, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

On December 20, 2017 (the “Effective Date”), pursuant to a Shareholder Support and Voting Agreement dated as of such date (the “Voting Agreement”), subject to the terms thereof, each of the BlueMountain Funds agreed to participate in any meeting of one or more classes of shareholders of the Issuer and vote its shares of Common Stock in favor of (and against any action or agreement that would reasonably be against) the potential business combination between Euronav NV and the Issuer (the “Merger”).

Also on the Effective Date, pursuant to a Redemption Pricing Letter Agreement dated as of such date (the “Redemption Pricing Agreement”), subject to the terms thereof, if the Merger shall occur prior to the Termination Date (as such term is defined therein), then contemporaneously with the consummation of the Merger, the Issuer shall redeem and prepay the full amount due under the Senior Unsecured Notes due 2020 held by the BlueMountain Funds, subject to a prepayment premium equal to 1.0% of the principal amount thereof.

The summaries of the Voting Agreement and Redemption Pricing Agreement set forth above do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are being filed as Exhibits 4 and 5 hereto, respectively, and are incorporated herein by reference.

CUSIP No. Y26889108

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

4. Shareholder Support and Voting Agreement, dated as of December 20, 2017, by and among Euronav NV and each of the shareholders identified therein.

5. Redemption Pricing Letter Agreement, dated as of December 20, 2017, by and among Gener8 Maritime, Inc., Gener8 Maritime Subsidiary V Inc. and each of the holders identified therein.

6. Joint Filing Agreement dated December 21, 2017, attached as Exhibit 6 hereto.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: December 21, 2017

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P.
BY: BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P.
BY: BLUEMOUNTAIN DISTRESSED GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT MASTER FUND L.P.
BY: BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN SUMMIT TRADING L.P.
BY: BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY: BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Authorized Person

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)